EXHIBIT 99.1

Vizsla Silver Enters US$220M Project Finance Mandate with Macquarie to Fund Development of the Panuco Project

NYSE: VZLA    TSX: VZLA

VANCOUVER, BC, Sept. 5, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce it has executed a mandate letter with Macquarie Bank Limited ("Macquarie") as lead arranger for a senior secured project finance facility (the "Facility") of up to US$220 million to fund the construction and development of the high-grade underground Panuco silver-gold project in Sinaloa, Mexico ("Panuco").

The Facility will be arranged by a syndicate of banks, with Macquarie retaining a 70% interest and managing syndication of the remaining 30%. Macquarie will act as lead arranger, agent and sole underwriter. In this capacity, Macquarie will be responsible for coordinating the syndication process and ongoing project monitoring.

Subject to execution of definitive credit documentation and satisfaction of customary conditions, Vizsla Silver may draw an initial US$25 million early-drawdown tranche down from the Facility, providing immediate funding for early development, construction preparation, and working capital ahead of the full project build-out at Panuco. The balance of the Facility will become available following satisfaction of customary conditions precedent tied to the planned feasibility study, equity funding, and permitting, and will be applied toward mine construction, commissioning, and associated infrastructure at Panuco if a construction decision is made. Based on current SOFR levels, the Facility is expected to carry an interest cost of approximately 10% during construction and below 10% post-completion, reflecting a margin of 5.75% and 5.25% respectively, with no mandatory hedging requirements.

"Macquarie brings deep expertise in structuring project financing for large-scale mining developments, reinforcing Panuco as a globally recognized, financeable asset," stated Michael Konnert, President and CEO of Vizsla Silver. "Securing this debt financing mandate brings us one step closer to de-risking Panuco into production. Their support reflects the exceptional quality of Panuco and our team's ability to deliver. Together with the Company's current cash position, this debt facility is expected to fully fund the Panuco Project through to first silver production, and we remain firmly on schedule with this and other key de-risking milestones, positioning us to transition seamlessly into construction. I would also like to recognize Chris Adams, our debt advisor, for his pivotal role in preparing Vizsla for an efficient and successful negotiation process."

Vizsla received significant interest from multiple banks and alternative lenders across North America and Europe, each presenting highly competitive terms. Following a rigorous, competitive process focused on maximizing net asset value per share, Vizsla selected Macquarie for their combination of the most attractive cost of capital and the best alignment with Panuco's development timeline. Vizsla is pleased with the strong working relationship established with Macquarie and the efficient execution of the process to date.

Advancing on schedule and to plan, the Morgan test mine is providing tangible evidence of the Vizsla team's technical capabilities, operational discipline, and commitment to safe, efficient development. The results to date not only validate key assumptions for the planned feasibility study but also demonstrate that the same approach and attention to detail can be carried forward into full-scale construction with the backing of Macquarie.

Any offer to provide the Facility remains subject to completion of due diligence, negotiation of definitive agreements, final credit approvals and other customary conditions. Closing is targeted for Q1 2026, in alignment with the Company's broader project development schedule. Vizsla is working closely with Macquarie to efficiently advance the Facility towards funding.

The Company notes that Mr. David Cobbold, a Director of Vizsla, is also Vice Chairman of Macquarie. Mr. Cobbold did not participate in the board's deliberations or vote with respect to the Facility. The decision to enter the mandate letter was approved by the independent directors of the Company.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The original contiguous 7,189.5 Ha past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 6, 2025, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ combined measured and indicated mineral resource of 222.4 Moz AgEq and an in-situ inferred resource of 138.7 Moz AgEq (please refer to Vizsla's press release dated January 6, 2025).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Technical Disclosure

In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

No production decision has been made for Panuco at this time. Any decision to proceed to construction or commercial production will only be made following completion of a feasibility study that demonstrates economic and technical viability in accordance with NI 43-101.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States Federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of Feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: (i) the Mandate Letter and any potential project finance facility, including the anticipated structure, amount and syndication thereof; (ii) the completion of due diligence, the negotiation and execution of definitive financing documents, and the receipt of credit approvals; (iii) the availability, timing and amount of any potential drawdowns (including any initial tranche) and the intended use of proceeds; (iv) the possible making of a construction decision for a Panuco and the expected timing of construction, commissioning and ramp-up, if such a decision is made; (v) the scope, timing and objectives of the Company's 2025 exploration and development plans; and (vi) the use of information from the Copala test-mining program to inform engineering, cost estimates and planning.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, completion of due diligence on terms satisfactory to the lenders; agreement on definitive terms substantially consistent with the mandate letter; availability of lender syndication and hedging at commercially reasonable terms; accuracy of current engineering, scheduling and cost estimates; availability of permits and approvals on expected timelines; access to skilled labour, equipment and materials; and commodity-price and FX assumptions consistent with internal planning.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: risks relating to completion of due diligence; negotiation and execution of definitive financing documents; satisfaction of conditions precedent; credit-approval processes; lender syndication and hedging arrangements; changes in cost estimates; construction, commissioning and ramp-up risks; availability of key equipment and contractors; permitting and regulatory approvals in Mexico; commodity-price and foreign-exchange volatility; access to power, water and infrastructure; and general economic, market and interest-rate conditions; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vizsla-silver-enters-us220m-project-finance-mandate-with-macquarie-to-fund-development-of-the-panuco-project-302547433.html

SOURCE Vizsla Silver Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2025/05/c0019.html

%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 03:15e 05-SEP-25